-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[X] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Hartman       Gregory       J.             Essex Property Trust,          1/2000         [ ] Director        [ ] 10% Owner
    ------------------------------------       Inc. -- ESS                                   [ ] Officer (give   [X] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                                       Former Director (1)
    345 California Street, Suite 3450                                                        ---------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    San Francisco  California    94104         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)

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
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                                                                                                     SEC 1475 (3-99)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
------------------------------------------------------------------------------------------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
------------------------------------------------------------------------------------------------------------------------------------
8.75%         $21.875                                                    Common 211,071           184,687     I(2)(3)       (3)
Convertible                                                              Stock
Preferred
Stock, Series
1996-A "Pre-
ferred Stock"
------------------------------------------------------------------------------------------------------------------------------------
Director      $30.375      4/27/99   J(4)     2,500         (4)   2/10/00 Common            (4)     7,500     D(2)(4)       (4)
Stock Option                                                              Stock
(right to
purchase)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:  See Attachment A.


** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /S/ Gregory J. Hartman                               January 10, 2000
                                                         --------------------------------------          ---------------------------
                                                         Gregory J. Hartman                                          Date

Note:    File three copies of this Form, one of
         which must be manually signed. If space
         is insufficient, see Instruction 6 for
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1475 (3-99)

NAME AND ADDRESS OF REPORTING PERSON:     Westbrook Real Estate Partners, L.L.C.
                                          599 Lexington Avenue, Suite 3800
                                          New York, New York  10022

STATEMENT FOR MONTH/YEAR:                 1/2000

ISSUER NAME AND TICKER OR TRADING SYMBOL: Essex Property Trust, Inc. - ESS


ATTACHMENT A
------------

(1) The reporting person has resigned as director of the issuer, effective January 1, 2000.

(2) Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the reporting person disclaims beneficial ownership of all the securities reported on this statement.

(3) Westbrook Real Estate Fund I, L.P. ("WREF I") and Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I") are the direct owners of the Preferred Stock reported on this statement. Pursuant to Rule 13d-3 promulgated under the Act, (a) as the sole general partner of WREF I and WRECIP I, Westbrook Real Estate Partners Management I, L.L.C. ("WREM I") may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I, (b) as the sole managing member of WREM I, Westbrook Real Estate Partners, L.L.C. ("WREP") may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I, and (c) as a managing member of WREP, the reporting person may be deemed to own beneficially the Preferred Stock owned by WREF I and WRECIP I.

(4) On April 27, 1999 the issuer granted options to the reporting person, as director of the issuer, covering 2,500 shares of Common Stock. Such options vest annually in equal thirds, commencing on the first anniversary of the issue date, but they expire 30 days after the holder ceases to be a director of the issuer. The reporting person has assigned all beneficial interest in options granted to him, as director of the issuer, to WREF I and WRECIP I, pursuant to an agreement among the reporting person, WREF I, WRECIP I and certain affiliated persons.


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                                                                  SEC 1475(3-99)